Microsoft Word 10.0.5522;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                    Third Millennium Telecommunications, Inc.
                                 Name of Issuer

                         Common Stock, $0.001 par value
                          Title of Class of Securities

                                    124276106
                                  CUSIP Number

                                    Ken Kurtz
                             Aspen Ridge Corporation
                         3434 East 7800 South, Suite 237
                            Salt Lake City, UT 84121
                                 (801) 274-6415
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 31, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Ken Kurtz
________________________________________________________________________________

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See        (a)|_|
           Instructions)                                                (b)|_|

           Not Applicable
________________________________________________________________________________

3.         SEC USE ONLY
________________________________________________________________________________

4.         SOURCE OF FUNDS (See Instructions)                           PF, O0
________________________________________________________________________________

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                |X|
________________________________________________________________________________

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
________________________________________________________________________________

   NUMBER OF    7.       SOLE VOTING POWER                          1,891,770(1)
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8.       SHARED VOTING POWER                             --
   OWNED BY     ----------------------------------------------------------------
EACH REPORTING  9.       SOLE DISPOSITIVE POWER                     1,891,770(1)
 PERSON WITH    ----------------------------------------------------------------
                10.      SHARED DISPOSITIVE POWER                        --
________________________________________________________________________________

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   1,891,770 (1)
           PERSON
________________________________________________________________________________

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        |_|
           CERTAIN SHARES (See Instructions)
________________________________________________________________________________

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11           19.6% of
                                                                    Common Stock
________________________________________________________________________________

14.        TYPE OF REPORTING PERSON (See Instructions)                   IN

(1) Of these shares 404,674 are held directly by Ken Kurtz and 1,487,096 are held directly by Aspen Ridge Corporation, a Nevada Corporation of which Mr. Kurtz is the sole owner.

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





1.         NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Aspen Ridge Corporation/ 84-1418338
________________________________________________________________________________

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See       (a)|_|
           Instructions)                                               (b)|_|

           Not Applicable
________________________________________________________________________________

3.         SEC USE ONLY
________________________________________________________________________________

4.         SOURCE OF FUNDS (See Instructions)                            PF
________________________________________________________________________________

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
________________________________________________________________________________

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada Corporation
________________________________________________________________________________

   NUMBER OF    7.       SOLE VOTING POWER                          1,891,770(1)
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8.       SHARED VOTING POWER                             --
   OWNED BY     ----------------------------------------------------------------
EACH REPORTING  9.       SOLE DISPOSITIVE POWER                     1,891,770(1)
  PERSON WITH   ----------------------------------------------------------------
                10.      SHARED DISPOSITIVE POWER                        --
________________________________________________________________________________

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING 1,891,770
           PERSON(1)
________________________________________________________________________________

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                             |_|
________________________________________________________________________________

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11           19.6% of
                                                                    Common Stock
________________________________________________________________________________

14. TYPE OF REPORTING PERSON (See Instructions)                          CO

(1) Of these shares 404,674 are held directly by Ken Kurtz and 1,487,096 are held directly by Aspen Ridge Corporation, a Nevada Corporation of which Mr. Kurtz is the sole owner.

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



ITEM 1.  Security and Issuer.

         $0.001 par value common stock/Third Millennium Telecommunications, Inc.

ITEM 2.  Identity and Background.

         Ken Kurtz                           Aspen Ridge Corporation
         3434 East 7800 South, Suite 237     3434 East 7800 South, Suite 237
         Salt Lake City, UT 84121            Salt Lake City, UT 84121
         Private Investor                    Business Consulting and Investment
         United States Citizen               Nevada Corporation

         In September 2001, Ken Kurtz entered into a plea agreement in a criminal case pending in the United States District Court, District of Nevada, case no. CR-S-00-193-KJD, pursuant to which he pled guilty to one criminal count of making a false income tax return with respect to his failure to report income on stock transactions effected through an off shore business entity.

         Without admitting or denying the allegations made against him, Ken Kurtz consented in July 2002 to the entry of a final judgment of permanent injunction and other relief in a civil case brought in the United States District Court, Southern District of New York, case no. 02 Civ. 0306 (WHP), enjoining him from engaging in any act in violation of Section 17(a) of the Securities Act of 1933, enjoining him from engaging in any act in violation of Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934, requiring him to disgorge $153,773 of profits and prejudgment interest, and requiring him to pay a civil penalty of $50,000.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Ken Kurtz acquired 404,674 shares for services rendered valued at $19,965. Aspen Ridge acquired 1,487,096 shares for cash of $2,000.

ITEM 4.  Purpose of Transaction.

         The issuer is an inactive corporation seeking a business venture in which to participate. The shares were acquired as an investment with the expectation that the issuer will acquire a business in the future and resume operation. The reporting persons may vote their shares to approve or otherwise facilitate such an acquisition, which may include a change in management of the issuer.

ITEM 5.  Interest in Securities of the Issuer.

         1,891,770 Common Shares/ 19.6%
         Of these shares 404,674 are held directly by Ken Kurtz and 1,487,096 are held directly by Aspen Ridge Corporation, a Nevada Corporation of which Mr. Kurtz is the sole owner. Consequently, Mr. Kurtz may be deemed to hold sole voting and investment control over 1,891,770 shares of the issuer's common stock.

         On March 31, 2004, Aspen Ridge Corporation acquired 750,000 shares of common stock directly from the issuer for a cash payment of $750 made to a creditor of the issuer for the issuer's benefit. On March 31, 2004, Aspen Ridge purchased from Robert Menaker, an affiliate of the issuer, 737,096 shares of common stock for a cash payment of $1,250.


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ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer.

         Not applicable

ITEM 7.  Material To Be Filed As Exhibits.

         Agreement for joint filing is attached hereto as Exhibit 1.

                                         Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated April 14, 2004                   /s/ Ken Kurtz
                                       Ken Kurtz


Dated: April 14, 2004                  Aspen Ridge Corporation



                                       By:/s/ Ken Kurtz
                                       Ken Kurtz, President

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                                                                       Exhibit 1

      By their signatures below, the undersigned hereby agree and consent to the joint filing of the Schedule 13D to which this Exhibit is attached.


Dated April 14, 2004                   /s/ Ken Kurtz
                                       Ken Kurtz


Dated: April 14, 2004                  Aspen Ridge Corporation



                                       By:/s/ Ken Kurtz
                                       Ken Kurtz, President

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